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                                August 1, 2023

       Peter D   Arrigo
       Chief Financial Officer
       Envestnet, Inc.
       1000 Chesterbrook Boulevard, Suite 250
       Berwyn, Pennsylvania 19312

                                                        Re: Envestnet, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2023
                                                            Filed May 5, 2023
                                                            File No. 001-34835

       Dear Peter D   Arrigo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 54

   1. You make the following adjustments in computing each of your non-GAAP measures
                                                        "adjusted EBITDA" and
"adjusted net income" - (i) restructuring charges and transaction costs, (ii) severance,
(iii) litigation and regulatory related expenses, (iv) loss allocations from equity method
investments, and (v) income/loss attributable to non-controlling interest, and
additionally cash interest - convertible notes for adjusted net income. Each adjustment is made for
each year of the three years presented, except for cash interest -
                                                        convertible notes which
appears to have been incurred only in the two most recent
                                                        periods. All of these
adjustments continue to be made for these non-GAAP measures in the interim period
ended March 31, 2023. Please explain to us how these adjustments
 Peter D   Arrigo
Envestnet, Inc.
August 1, 2023
Page 2
         comply with Question 100.01 of our Compliance and Disclosure Interpretations "Non-
         GAAP Financial Measures," as these appear to be normal, recurring items, many of which appear to have involved or will involve cash. In particular, (a) explain why it is appropriate to adjust net income for cash interest associated with convertible notes, (b)
         describe and quantify the items included in restructuring and transaction costs, (c)
         quantify each of litigation and regulatory related expenses, and explain why regulatory expenses are excluded when it appears these are necessary given the nature of your business, (d) explain your rationale for excluding from net income amounts associated with equity method investments, and (e) explain the relevance to net income of excluding results attributable to the non-controlling interest.
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 61

2. Your analysis appears to rely on results of operations and noncash items to explain the decrease of $133.6 million from fiscal year 2021 to fiscal year 2022. Please note that references to these items, especially noncash items, may not provide a sufficient basis to understand how operating cash actually was affected between periods. After referring to the guidance in Item 303(b) of Regulation S-K, the introductory paragraph of section
         IV.B and B.1 of Release No. 33-8350, please explain to us and disclose as appropriate the underlying factors for the decrease. In connection with this, we note the change between periods in "Accrued expenses and other liabilities" reported in the statement of cash flows of approximately $(78) million. Please explain to us and disclose as appropriate the factors underlying this change and how they contribute to the decrease in overall cash flows of operating activities between periods.
Form 10-Q for Fiscal Quarter Ended March 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
23

3. We note you have incurred loss from operations and loss before income tax provision for each quarterly period starting with the period ended December 31, 2021 forward. Please discuss whether this is a known trend pursuant to Item 303(b)(2)(ii). In doing so, consider discussing the operational reasons for the losses, what you must do to generate positive results
FirstName      and when youD   Arrigo
           LastNamePeter     expect, if practicable, to generate positive
operating results. Refer to
       trend information within Release Nos. 33-6835 and 33-8350 for guidance. Comapany NameEnvestnet, Inc.
August 1, 2023 Page 2
FirstName LastName
 Peter D   Arrigo
FirstName   LastNamePeter D   Arrigo
Envestnet, Inc.
Comapany
August      NameEnvestnet, Inc.
        1, 2023
August
Page  3 1, 2023 Page 3
FirstName LastName
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 38

4. You disclose net cash used in operating activities for the current period. Please discuss the operational reasons for this condition and explain how you intend to meet your cash requirements and maintain operations. Also address whether this is a known trend and provide related disclosures. Refer to Item 303 of Regulation S-K and Release Nos. 33-
         6835 and 33-8350 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services